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November 16, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Valerie J. Lithotomos

Division of Investment Management

Re:    Amendment No. 44 to the Registration Statement

on Form N-1A of Mirae Asset Discover Funds (the “Trust”) relating to

Cullen Value Fund and Cullen Emerging Markets High Dividend the Global Growth Fund

(1933 Act File No. 333-166018 / 1940 Act File No. 811-22406)

Dear Ms. Lithotomos:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Amendment No. 44 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Global Growth Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become immediately effective upon filing on November 16, 2015.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement.  We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments (the “Comments”) received from you via telephone on September 21, 2015 in connection with the Trust’s Amendment No. 41 to the Registration Statement.  Amendment No. 41 to the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015 and contained a Prospectus for shares of the Fund, as well as a Statement of Additional Information relating to the Fund.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PART A – INFORMATION REQUIRED IN A PROSPECTUS

ANNUAL FUND OPERATING EXPENSES

1.

Comment:  Please complete the information to be included in the fee table with the filing of the Amendment.

Response:  The Amendment will include all information required to be included in the fee table.  As discussed with you, the fees payable by shareholders of the Fund are the substantially identical to the fees paid by shareholders of the Global Great Consumer Fund, an existing series of the Trust.

Securities and Exchange Commission

November 16, 2015

2.

Comment: With respect to footnote “**” to line item “Fee Waiver and Expense Reimbursement” included in fee table, please confirm that Mirae Asset USA’s agreement to waive its management fees will be effective for at least one (1) year from the date of the prospectus.

Response:  We confirm, and the Amendment will clarify to such effect, that Mirae Asset USA’s agreement to waive its management fees will be effective for at least one (1) year from the date of the prospectus.

3.

Comment: Please confirm that the figures to be included in the 1 Year “Example” of the cost of investing in the Fund will reflect Mirae Asset USA’s agreement to waive its management fees.

Response:  We confirm that the figures to be included in the 1 Year “Example” will reflect Mirae Asset USA’s agreement to waive its management fees.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND

4.

Comment:  Please clarify, and include a statement to such effect, whether investing in China is a principal investment strategy of the Fund.

Response:  The making of direct investments in China is not a principal investment strategy of the Fund.   However, the Fund may maintain a level of exposure to the China economy through ownership of securities of issuers with global business operations having direct or indirect business operations in China.

PRINCIPAL RISKS OF INVESTMENT IN THE FUND

5.

Comment:  To the extent appropriate, please add as a principal risk of investment in the Fund, risks associated with foreign currencies.

Response:  The risk associated with foreign currencies is a principal risk of investment in the Fund.  The section “Principal Risks of Investment in the Fund and the section “Additional Information About the Fund—Principal Investment Risks,” included in the Registration Statement filed on August 21, 2015, each have the following discussions of the risks associated with foreign currencies:

Foreign Securities Risk – Foreign investments may be subject to different and, in some cases, less stringent regulatory and disclosure standards than U.S. investments. Also, political concerns, fluctuations in foreign currencies and differences in taxation, trading, settlement, custodial and other operational practices may result in foreign investments being more volatile and less liquid than U.S. investments. Foreign regulatory and fiscal policies may affect the ability to trade securities across markets. Foreign markets also may differ widely in trading and execution capabilities, liquidity and expenses, including brokerage and transaction costs. Brokerage and transaction costs are generally higher for foreign securities than for U.S. investments. Foreign investments typically are issued and traded in foreign currencies.  As a result, their values may be affected significantly by changes in exchange rates between foreign currencies and the U.S. dollar.

Foreign Securities Risk. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; imposition of additional taxes; trading, settlement, custodial and other operational risks; and risks arising from the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. Foreign investments involve special risks, including:

Securities and Exchange Commission

November 16, 2015

Currency Risk: Foreign investments typically are issued and traded in foreign currencies.  When the Fund invests in foreign currencies or securities that trade in foreign currencies, the Fund may be adversely affected by the changes in exchange rates of foreign currencies.  When the foreign currencies depreciate relative to the U.S. dollar, the Fund’s investments in foreign currencies or securities that trade in foreign currencies may lose value.

Foreign currencies may fluctuate due to various factors, including, but not limited to, changes in interest rates, foreign government interventions, adverse political or economical conditions of certain countries, changes in investors’ appetite for risk, and changes in policies of central banks or supranational entities such as the International Monetary Fund will not trade currencies ( but may buy and sell foreign currencies to facilitate transactions in portfolio securities) or engage in f/x hedging as a principal strategy.  The prospectus contains discussion about foreign currencies embedded in the Foreign Securities Risk and Emerging Markets Risk items in the “Principal Risks of Investment in the Fund” section.  Additional disclosure is provided in the principal risk sub-section of the “Additional Information About the Fund” section of the prospectus.

MANAGEMENT

6.

Comment:  Please include the date on which each portfolio manager commenced its management of the Fund or provide an explanation as to why such date cannot be included.

Response:  The date on which each portfolio manager commenced its management of the Fund may not be known at the time of the filing of the Amendment as the Fund may commence operations after the date of such filing.  Each portfolio manager will commence management of the Fund on the date of commencement of operations and we confirm that such date will be included in the 497C filing made with respect to the Fund.

7.

Comment:  Will the Fund invest in hedge funds?

Response:  The Fund will not invest in hedge funds.

8.

Comment:  Will the Fund invest in collateralized loan obligations (“CLOs”) and/or collateralized debt obligations (“CDOs”)?

Response:  The Fund will not invest in CLOs or CDOs.

*   *   *   *   *   *   *  *   *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Securities and Exchange Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro